Tekla Healthcare Investors
Tekla Life Sciences Investors	100 Federal Street, 19th Floor
Tekla Healthcare Opportunities Fund	Boston, Massachusetts 02110
Tel: (617) 772-8500

June 19, 2017

VIA EDGAR

Kathy Churko
U.S. Securities and Exchange Commission
Division of Investment Management

Office of Disclosure Review and Accounting
100 F Street, NE
Washington, DC 20549

Re:                             Tekla Healthcare Investors (“HQH”) (811-04889), Tekla Life Sciences Investors (“HQL”) (811-06565) and Tekla Healthcare Opportunities Fund (“THQ”) (811-22955) (HQH, HQL and THQ, together, the “Funds”) — Review of Annual Report Disclosures

Dear Ms. Churko:

This letter responds to comments you provided to me in a telephonic conversation on Friday, May 26, 2017, with respect to your review pursuant to the Sarbanes-Oxley Act of 2002 of annual reports of the Funds relating to the fiscal year ended September 30, 2016. We have reproduced your comments below, followed by our responses.

1.              Comment:                                     In Note 1 of the Notes to Financial Statements section of the Funds’ annual reports you disclose that each Fund has retained Destra Capital Investment LLC (“Destra”). Please describe the services provided by Destra. Also, please confirm whether any agreements with Destra have been filed as material contract exhibits to the Funds’ registration statements.

Response:                                        Destra assists the Funds in the provision of investor relation services, including investor outreach, provision of materials and helping to keep the public informed of the benefits of investing in the Funds.

THQ entered into a Distribution Assistance Agreement and a Support Services Agreement with Destra in 2014 and filed both agreements as material contract exhibits to its registration statement on June 26, 2014. The Funds have entered into a new Support Services Agreement with Destra as of January 1, 2016. The revised Support Services Agreement has not yet been filed as an exhibit. The Funds will file a POS EX to add the contract as a material contract exhibit to each of the Funds’ registration statements.

2.              Comment:                                     With respect to THQ, the shareholder letter section of the annual report discusses the use of options. Please discuss the effect the use of derivatives had on fund performance. Please refer to the Letter regarding Derivatives-Related Disclosures by Investment Companies from Barry D. Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management, to Karrie McMillan, Esq., General Counsel, Investment Company Institute (July 30, 2010).

Response:                                        Subject to appropriate materiality thresholds, THQ will incorporate your comment in future filings.

We will incorporate the applicable comments discussed above as soon as reasonably practicable.

Please do not hesitate to contact Stephen R. Ferrara of Dechert LLP at 617.728.7147 with any questions or comments concerning this correspondence.

Very truly yours,

Laura Woodward
Chief Compliance Officer, Secretary and Treasurer

cc:                                Daniel R. Omstead, Ph.D.

Christopher P. Harvey

Stephen R. Ferrara